

December 27, 2012

Via U.S. Postal Service
Daniel Cohen
President
Hotel Outsource Management International Inc.
80 Wall Street, Suite 815
New York, New York 10005

> **Re: Hotel Outsource Management International Inc.**
> **Form 10-K for the year ended December 31, 2011**
> **Filed March 30, 2012**
> **Form 8-K filed June 29, 2012**
> **Form 10-Q for the quarter ended September 30, 2012**
> **Filed November 16, 2012**
> **File No. 000-50306**

Dear Mr. Cohen:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2011

Item 1A: Risk Factors, page 8

1. We note the statement in the report of your independent registered public accounting firm that you have "suffered recurring losses from operations." In future filings, please add a risk factor to your disclosure in an appropriately prominent location discussing your recurring losses and the risk that you may not be able to continue as a going concern.

2. We note your disclosure regarding competition on pages 6 and 7 of your disclosure. In future filings, please add a risk factor to your disclosure discussing the risks you are exposed to from competition.

3. We note your disclosure in the sixth paragraph on page 15 stating that your increase of $114,000 of "financial expenses" from December 31, 2010 to December 31, 2011 was "due primarily to currency rates [*sic*] changes." In future filings, please add a risk factor to your disclosure discussing the risks you are exposed to from currency rate changes.

Item 8: Financial Statements and Supplementary Data, page F-1

Report of the Independent Registered Public Accounting Firm, page F-2

4. We note your auditor's statement that the continuation of the company as a going concern is dependent upon implementation of management's plans as well as raising additional funds from shareholders as stated in Note 1c. Please obtain and file an updated audit report that expresses "substantial doubt" as to your ability to continue as a going concern. Refer to AU Section 341.

5. In your revised audit report, please ensure that the report date includes the day, month and year. The report is currently dated March 2012.

Note 6: Loans from Related Parties, page F-18

d., page F-18

6. We note your disclosure on page F-19 that in respect of the change in terms of the loans, lenders benefit was created at $300,000 and expressed in company's other comprehensive income. Please explain to us your accounting for this transaction in more detail. Please tell us how you accounted for the change in the terms of the loan and why the adjustment was recorded in other comprehensive income.

Item 9A: Controls and Procedures, page 45

Management's Report on Internal Control Over Financial Reporting, page 45

7. Please revise to clearly state, if true, that internal control over financial reporting is effective. We note that your current disclosure concludes that all internal controls and procedures are effective; however, Item 308 of Regulation S-K requires you to specifically evaluate internal control over financial reporting.

Signatures, page 54

8. We note the listing of Jacob Feigenbaum as a director on the signatures page. We note, however, that Mr. Feigenbaum is not mentioned anywhere else in the 10-K, but that he is a former director who resigned on November 10, 2010. Please see page 49 of the company's 10-K for the year ended December 31, 2010. Please revise the 10-K to

remove Mr. Feigenbaum's name from the signatures page. In future filings, please ensure that only actual directors are included on the signature page.

Form 8-K filed June 29, 2012

9. We note that your 8-K filed on June 29, 2012 announced, under the heading Item 1.01 — Entry into a Material Definitive Agreement, that on June 19, 2012 Tomwood Limited converted its loan to HOMI Industries into 110,497,238 shares of your common stock. We further note your disclosure in the 10-K for the year ended December 31, 2011 that as of December 31, 2011 you had 89,453,364 shares of common stock issued and outstanding. It appears that Tomwood's conversion of the loan into common stock resulted in Tomwood becoming your controlling shareholder. Please amend this 8-K to place this disclosure under Item 5.01, Changes in Control of Registrant.

Form 10-Q for the quarter ended September 30, 2012

Item 1: Financial Statements (Unaudited), page F-1

Consolidated Statements of Operations, page F-4

10. We note that you have not provided either a single continuous financial statement of operations and comprehensive income or two separate but consecutive financial statements even though you appear to have other comprehensive income. Please refer to ASU 2011-05. Please explain to us how you have complied with this guidance or revise your financial statements accordingly.

Note 5: Significant Events During the Period, page F-11

11. We note your disclosure that $2,000,000 of debt was converted into common shares. We note that you state that the value of the costed benefit component of this transaction in the amount of approximately $1,296,000 was charged to capital and offset against financing expenses. Please explain to us in more detail your accounting for this transaction, including how you calculated the $1,296,000 and how you determined the line items in which to record it.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or me at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Leslie, Staff Attorney, at (202) 551-3876 or Mara Ransom, Assistant Director, at (202) 551-3264 if you have questions regarding any other comments.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief